

Mail Stop 4631

October 20, 2016

Via E-mail
Ronald A. Ballschmiede
Chief Financial Officer
Sterling Construction Company, Inc.
1800 Hughes Landing Boulevard
The Woodlands, Texas 77380

     Re: **Sterling Construction Company, Inc.**
            Form 10-K for Fiscal Year Ended December 31, 2015
            Filed March 14, 2016
            Form 10-Q for Fiscal Quarter Ended June 30, 2016
            Filed August 1, 2016
            Response Dated October 7, 2016
            File No. 1-31993

Dear Mr. Ballschmiede:

     We have reviewed your October 7, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 15, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 24
Results of Operations, page 27

1. Please quantify the impact of factors disclosed as materially impacting the line items comprising income from continuing operations for each period presented. Please refer to Items 303(a)(3)(i) and 303(a)(3)(iii) of Regulation S-X and Section 501.12.b.3 of the Financial Reporting Codification for guidance.

2. We note your response to comment 1 in which you note that $8.2 million of the decrease in revenues for 2015 as compared to 2014 is due to the downward change in estimates of the percent-complete to certain project in Texas. Please expand your disclosures to provide a meaningful analysis discussing the facts and circumstances that led to the changes in estimates and that the contracts impacted were in a loss position resulting in the change impacting gross profit and operating loss by the same amount. Please reconcile your statement that $8.2 million of the $48.6 million decrease in revenues is due to the downward change in estimates of the percent-complete with your disclosures on page F-9 that the changes in estimated revenue and gross margin for fiscal year 2015 is a net charge of $9.7 million as compared to a net charge of $9.1 million for fiscal year 2014, which would result in a difference of $0.6 million when comparing the two periods.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

1. Business Summary and Significant Accounting Policies, page 8
Revenue Recognition, page 9

3. We note your response to comment 8. Please help us understand what the $4.2 million and $3.9 million in revenues recognized during fiscal year 2015 and the six-months ended June 30, 2016, respectively, represent and why the revenues were recognized during the corresponding time periods. In this regard, we note that (a) the two projects were substantially completed during fiscal year 2014; (b) no revenues were recognized related to claims during fiscal years 2014 – 2012; and (c) you recognize revenues in excess of contract costs incurred on claims when an agreement is reached with the customers as to the value of the claims. As part of your response, please tell us when the significant changes to the projects occurred that caused the significant delays and additional costs in completing the work, including the amount of the additional costs and the time period the additional costs were incurred related to your claims.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction